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                                                       FILED BY VERITAS DGC INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                      AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                               SUBJECT COMPANY: VERITAS DGC INC.
                                                  COMMISSION FILE NO.: 001-07427

                                     SUBJECT COMPANY: PETROLEUM GEO-SERVICES ASA
                                                  COMMISSION FILE NO.: 001-14614

                                                        SUBJECT COMPANY: VENUS I
                                                  COMMISSION FILE NO.: 001-07427

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements herein contained are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include statements about future financial and operating results of the combined company, including the accretiveness and estimated cost savings of the transaction, the financial position of the combined company after completion of the transaction, and the timing and other benefits of the transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.

Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which PGS or Veritas expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that PGS and Veritas' businesses will not be integrated successfully; costs related to the proposed transaction; failure of Veritas stockholders to approve the proposed transaction; failure of a sufficient number of PGS shareholders to exchange their shares for the new holding company's shares; failure of other closing conditions to be satisfied and other economic, business, competitive and/or regulatory factors affecting PGS and Veritas' businesses generally, including prices of oil and natural gas and expectations about future prices, as set forth in PGS and Veritas' filings with the SEC, including their most recent Annual Reports on Form 20-F (PGS) or Form 10-K (Veritas), especially in the Management's Discussion and Analysis section, PGS' most recent Reports on Form 6-K and Veritas' most recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. PGS and Veritas are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

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ADDITIONAL INFORMATION

In connection with the proposed merger of Veritas and a subsidiary of the new Cayman Islands holding company ("Caymanco"), Veritas and Caymanco will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer for PGS shares, Veritas and Caymanco will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and Caymanco with the SEC at the SEC's web site at www.sec.gov. The Proxy statement/prospectus, the tender offer statement and solicitation/recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at (281) 589-7935, or by calling Veritas at (832) 351-8300.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

o Update to Operation Advantage Knowledge Site

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THE FOLLOWING INFORMATION WILL BE PLACED ON THE VERITAS INTRANET AS AN UPDATE
TO THE OPERATION ADVANTAGE KNOWLEDGE SITE WHICH SERVES AS A REFERENCE AND SOURCE OF INFORMATION FOR VERITAS EMPLOYEES.

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HOW LONG WILL IT TAKE FOR MY MERGER QUESTION TO BE ANSWERED? WHO IS ANSWERING?

We will try to answer merger questions within a few days after they are posted. Unfortunately, a replication problem with this database prevented questions submitted in December from being posted. Because we did not realize questions were there, we did not respond to them. The problem has been corrected. The December questions have now been reviewed and answered. We anticipate no further delays in responding to questions.

At this point in time, a Veritas committee headed by Steve Ludlow is addressing questions posted on this Veritas employee site.

WHAT EFFECT ARE DELAYS IN PGS'S SALE OF ATLANTIS HAVING ON THE MERGER TIME LINE?

Work is proceeding to complete the merger and delays in the Atlantis sale are currently having no effect on the progress of that work. The Atlantis sale remains a condition to Veritas' obligation to consummate the merger transaction, however.

WHAT WILL HAPPEN TO MY VERITAS STOCK OPTIONS?

Both the 2001 and the 1992 Employee Non Qualified Plan documents indicate that all nonvested options will become immediately vested upon a change of control. This merger qualifies as a change of control for the purposes of both of these plans. Because Veritas shares are being exchanged at a 1 for 1 ratio, the exercise price and the number of Veritas stock options granted will not be affected by the merger. The expiration date on the options will not be affected either.

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HOW WILL THE NEW COMPANY NAME AND LOGO BE CHOSEN?

We are currently working with PGS and an outside agency to choose a name and design a logo for the new company.

WHAT PROCESSING SOFTWARE WILL THE NEW COMPANY USE?

No decision has been made as to which processing software the new company will use. Veritas has invested a lot of time and energy into its data processing systems. PGS has undoubtedly done the same. Antitrust laws limit discussion of technology prior to the merger, including talks concerning details of the technologies deployed in data processing systems. However it is fair to say that the new company will need and require ONE data processing system deployed throughout all its parts as soon as feasible. If existing developments within PGS and Veritas can be used to minimize the time involved in this effort, so much the better.

IS PGS ISO ACCREDITED?

We understand that PGS operates to the ISO standard but is not ISO Accredited. This is similar to the way Veritas approaches ISO 9001 today. Veritas will be moving forward investigating the advantages of implementing a Strategic Quality Management (SQM) system to integrate with VIMS. A decision on ISO accreditation for the combined company has not been made.

WHAT REGULATORY FILINGS HAVE BEEN MADE?

Our legal department has been working overtime to file all the documents required by various government and regulatory agencies in anticipation of the merger. To date, the following are some of the regulatory filings that have been made:

     Brazil -- Merger Control Filing

     United States -- Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976

     United Kingdom -- Merger Notice under the Fair Trading Act 1973

     Norway -- Merger Notification to the Norwegian Competition Authority